Zhibao Technology Inc.

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, 201204

People’s Republic of China

VIA EDGAR

February 7, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	William Schroeder
Amit Pande
Madeleine Joy Mateo
John Dana Brown

Re: Zhibao Technology Inc.

Amendment No. 1 to Registration Statement on Form F-1

Filed December 22, 2023

File No. 333-274431

Dear Mr. Schroeder,

Zhibao Technology Inc. (the “Company,” “Zhibao,” “we,” “our” or “us”) hereby transmits the Company’s responses to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 19, 2024, regarding the Amendment No. 1 to Registration Statement on Form F-1 (the “Registration Statement”) filed to the Commission on December 22, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is submitting via Edgar Amendment No. 2 to the Registration Statement (the “Amendment No.2”) with this response letter.

Form F-1/A filed December 22, 2023

Cover Page

1.	We note your disclosure that you submitted your application for cybersecurity review with the CCRC and that you will not complete the offering and listing without first receiving from the CRO the approval or the conclusion that the assessment is not needed under Cybersecurity Review Measures. Please tell us how you plan to notify investors about CRO approval or the conclusion that the assessment is not needed.

Response: In response to the Staff’s comment, we have revised our disclosures on the cover page, Prospectus Summary, Risk Factor and elsewhere of the Amendment No.2. We respectfully advise the Staff that we have made disclosures of our completion of the cybersecurity review in Amendment No.1.

(2) Ordinary shares issued to Shanghai Xinhui Investment Consulting Co., Ltd. (“Shanghai Xinhui”), page F-22

2.	We note your disclosure on page F-22 that the Company issued 1,220,374 ordinary shares to Shanghai Xinhui in exchange for a cash consideration of RMB 5.82 million and that you recognized the difference between the fair value of the issued shares and the purchase price as a share-based compensation expense to Mr. Botao Ma, Chairman of the Board and Chief Executive Officer of the Company. Please tell us how you determined this transaction resulted in compensation expense and provide us your accounting analysis including the authoritative accounting guidance you relied on in reaching your conclusion. Please also explain to us in detail how you applied the discounted cash flow method to determine the fair value of ordinary shares to determine fair value of the underlying common shares.

Response: We respectfully advise the Staff of our analysis as below:

a.	Accounting analysis on issuance of 1,220,374 ordinary shares to Shanghai Xinhui

In May 2023, we issued 1,220,374 ordinary shares to Shanghai Xinhui for proceeds of RMB 5,820,049 at RMB 4.77 per share. Shanghai Xinhui is solely owned and controlled by Mr. Botao Ma, Chairman of the Board and Chief Executive Officer of the Company (“Mr. Ma”). The fair value of the ordinary shares at the issuance date was estimated at RMB49.62 per share according to a valuation report issued by an independent valuation firm.

As we are in the process of initial public offering of our Class A ordinary shares, we also considered the Staff’s view on “cheap stock”, which refers to equity instruments that are issued shortly before an initial public offering date, at prices significantly below the initial public offering price. As the proceeds received from the issuance of the 1,220,374 ordinary shares were significantly lower than the estimated fair value of the shares, we performed the accounting analysis by taking into account the substance of such issuance of ordinary shares to Mr. Ma, which represented a compensation for the services that he has provided to the Company. We referred to ASC 718-10-15-3 and concluded that such issuance of ordinary shares was in the scope of Stock Compensation Topic. The substance of the difference between the proceeds and the estimated fair value at issuance date represents the fair value of the compensation provided to Mr. Ma for the services that he has provided in the past. Accordingly, we recognized the ordinary shares issuance at the proceeds received, and the difference between the fair value and the proceeds from Shanghai Xinhui was recorded as compensation expenses which was charged in the account of general and administrative expenses.

b.	Determination of the fair value of ordinary shares by applying discounted cash flow method

To determine the fair value of ordinary shares of the Company, we followed the guidance of ASC 820-10-35-16BB.c and utilized the discounted cash flow (“DCF”) method of the income approach which was weighted at 100%. The future cash flows of the Company were based on estimates of the projected revenues, gross margins, operating income, excess net working capital, capital expenditures, and other factors. We used estimated revenue growth rates for cash flow projections and the application of an appropriate discount rate.

We assumed the revenue growth rate to be approximately 26%, 25%, 24%, 23% and 10% for the years ended June 30, 2024, 2025, 2026, 2027 and 2028. As compared with the growth rate of approximately 31% for the year ended June 30, 2023, we believe the growth rate in the next five years are reasonable considering: 1) Expansion of the sales team. We plan to expand our sales teams in the coming five years which are one of the major factors to support our continuing growth in brokerage services. 2) Corporation with more B Channels. We intend to expand our collaborations with additional B channels in the forthcoming years to enhance our development and foster growth within the digital brokerage industry. 3) Increase in end customers. With our expansion of sales team and increased corporation with B-channel, we believe we would gain a growing number of end customers. 4) Increase in insurance premium per customer. The insurance premium per person in the PRC is lower than in other developed countries. The increase in insurance premium is foreseeable with better product mix to be promoted to the market. 5) Increase in brokerage commission rate. With the increase in end customer base, and increase in insurance premium, we believe we would gain increasing bargain power among insurance companies and increase our commission rate. The discounted rate of 15% for the DCF model was based on the weighted average cost of capital (“WACC”), which was developed to reflect the Company’s assumptions of marketplace participant’s cost of capital and risk assumptions, both specific and overall in the economy. Factors including business model and profitability were taken into consideration and five comparable companies were selected for consideration. A terminal value estimated growth rate was applied to the final year of the projected period and reflected the estimated perpetual growth with a consideration of enterprise value. We also considered the discount of lack of marketability (“DLOM”) of 10%, derived by reference to put option based on Black-Scholes Option Pricing Model and factors including expected IPO date and expected volatility were taken into consideration. We calculated a present value of the projected cash flows with adjustment of debts, non-operating assets/liabilities, lack of marketability discount and excess cash to arrive at an estimate of the fair value under the income approach.

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We thank the Staff for its review of the foregoing. If you have any further comments or questions, please feel free to contact our counsel, Richard I. Anslow, ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Botao Ma
Botao Ma, Chief Executive Officer
Zhibao Technology Inc.

cc:	Richard I. Anslow, Esq.
Ellenoff Grossman & Schole LLP

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